UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.

Commission File Number 001-40416

NOUVEAU MONDE GRAPHITE INC.
(Translation of registrant’s name into English)

331 rue Brassard Saint-Michel-des-Saints, Quebec Canada J0K 3B0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The audit report of PricewaterhouseCoopers LLP dated April 29, 2020 on the annual financial statements of the Registrant as at December 31, 2019 and 2018 and for the years then ended that is being furnished as Exhibit 99.1 to this Report on Form 6-K has been prepared in accordance with applicable professional requirements in the province of Québec, Canada. It contains certain additional information that was not required to be included in the audit report that was filed with the Securities and Exchange Commission as part of the Registrant’s Registration Statement on Form 40-F.

The audit report of PricewaterhouseCoopers LLP dated April 6, 2021 on the annual financial statements of the Registrant as at December 31, 2020 and 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019 that is being furnished as Exhibit 99.2 to this Report on Form 6-K has been prepared in accordance with applicable professional requirements in the province of Québec, Canada. It contains certain additional information that was not required to be included in the audit report that was filed with the Securities and Exchange Commission as part of the Registrant’s Registration Statement on Form 40-F.

INDEX TO EXHIBITS

99.1	PricewaterhouseCoopers LLP – Report of Independent Registered Public Accounting Firm dated April 29, 2020
99.2	PricewaterhouseCoopers LLP – Report of Independent Registered Public Accounting Firm dated April 6, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOUVEAU MONDE GRAPHITE INC.

Date: May 20, 2021	/s/ David Torralbo
	Name:	David Torralbo
	Title:	Chief Legal Officer and Corporate Secretary